Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036,USA

January 11, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	CastlePoint Holdings, Ltd.
Amendment No. 2 to the Registration Statement on Form S-1
filed on November 24, 2006
Registration No. 333-134628

Dear Mr. Riedler:

CastlePoint Holdings, Ltd. (the “Company”) has requested that we respond to the Staff’s comment letter, dated November 30, 2006, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-134628) (the “Shelf Registration Statement”) filed on November 24, 2006 (“Amendment No. 2”).  On behalf of the Company, we wish to thank you and the other members of the Commission Staff for the timely response to the Company’s filing of Amendment No. 2.

The Company plans to submit Amendment No. 3 to the Registration Statement (“Amendment No. 3”) reflecting changes responsive to the Staff’s comments in the near future.  However, as we previously discussed, the Company currently plans to conduct an initial public offering of its common shares  (the “IPO”) in early 2007.  To that end, the Company is submitting herewith a new Registration Statement on Form S-1 relating to the IPO (the “IPO Registration Statement”).  The Company has complied to the best of its ability with the Staff’s previous comments relating to the Shelf Registration Statement in the IPO Registration Statement.  The Company has responded to all of the Staff’s comments either by reflecting the necessary changes in the IPO Registration Statement or by providing supplemental information as set forth herein.

If possible, the Company respectfully requests any further comments on the Company’s responses and the IPO Registration Statement as soon as the Commission Staff deems practicable.

The Company’s responses to the comments in the Staff’s letter, set forth below in italicized text for ease of reference, are as follows:

FORM S-l

Cover Page

1.                                      We note your response to comment 4 and your revised disclosure indicating that you expect that the selling shareholders will sell their shares at a certain price range until a market develops.  Please remove the words “we expect that” from the first sentence of the third paragraph on the cover page as the selling shareholder should agree to sell the shares within the stated range until a market develops.  Please also remove similar language contained on page 12 of the document under the heading “Determination of

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Offering Price for This Offering” as well as anywhere else in the document where you provide similar disclosure.

The requested disclosure will be made in Amendment No. 3.  Appropriate disclosure with respect to the selling shareholders participating in the IPO also has been made in the IPO Registration Statement.  Specific information about the selling shareholders participating in the IPO will be included in the “Selling Shareholders” section of the IPO Registration Statement by amendment.

Proposed Acquisitions of Our U.S.  Licensed Insurance Companies page 3

2.                                      You indicate that CastlePoint Management recently entered into an agreement to buy Tower Indemnity Company of America.  Please revise to indicate the consideration you will pay for this purchase in the summary as well as the date you entered into the agreement.  Further, it does not appear you have filed this agreement as an exhibit.  Please do so in your next amendment.  Additionally, in your Business section, please provide the material terms of this agreement.

The requested disclosure has been made, and the Company’s purchase agreement (the “Purchase Agreement”) with Tower to buy Tower Indemnity Company of America has been filed as an exhibit.  The Company believes that the Purchase Agreement is described in sufficient detail in the S-1, given the fact that CastlePoint Management has completed this acquisition on December 4, 2006.

Plan of Distribution page 199

3.                                      Please revise this section to disclose the fixed price range that selling shareholders will initially sell their shares at until a market for the securities develops.

The requested disclosure will be made in Amendment No. 3.  Appropriate disclosure with respect to the selling shareholders participating in the IPO also has been made in the IPO Registration Statement.

Management’s Discussion and Analysis Consolidated Results of Operations page 69

4.                                      Please refer to prior comment one.  Your discussion and analysis does not adequately facilitate investors’ understanding of the likelihood that your operating performance in 2006 is indicative of your expected future operating performance.  In particular, we note that you experienced a significant improvement in operating results from a net loss of $1.176 million in the second quarter to net income of $5.385 million in the third quarter of 2006.  Please provide an expanded discussion and quantification of your results of operations that provides greater insight regarding the likelihood that your revenue growth and operating margins in the third quarter of 2006 will continue in the future.  Given the significance of business assumed from Tower, include discussion of the key factors, such as the Preserver acquisition, that you expect will determine Tower’s future revenues and underwriting results and in turn the magnitude and profitability of business ceded to you.

As requested, the Company has provided disclosure indicating that third quarter operating results improved significantly from second quarter operating results due to increased profitability and a higher investment yield, as (i) net premiums earned for the three months ended September 30, 2006 were $27.0 million and (ii) net investment income for the same period was $3.8 million, with a book yield of 5.5%.  The ratio of net premium earned to net premium written for the three months ended September 30, 2006 was 62%, which reflects a significant increase from 28% for the three months ended June 30, 2006, the

Company’s first quarter of operations.  Net investment income grew during the third quarter due to the more complete implementation of the Company’s investment strategy and the growth in invested assets. In addition, the net loss in the second quarter was attributable in part to the recognition in that quarter of the expense of the warrants granted to Tower in the amount of $4.6 million.  This disclosure appears in the Company’s consolidated results of operations for the three months ended September 30, 2006.

The requested disclosure regarding the key factors that the Company expects will impact Tower’s future revenues and underwriting results has been made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”  Further, disclosure relating to the Company’s expectations with respect to its performance in 2007 has been added in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook.”

Consolidated Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies

Program Commission Income/Expenses page F-18

5.                                      You disclose that commission revenue from your insurance services segment is “earned as related policies are placed in relation to the services provided” and “agency commission expenses are recorded as a percentage of premiums placed.” Please provide an expanded explanation of your accounting for revenues and expenses in the insurance services segment.  Explain how you determine fees for such services, particularly the commission arrangements for policy and claims administration and insurance technology services, and the relationship between “premiums placed” and insurance services provided.  Explain how you provide such insurance services and the nature of “agency commission expenses” and “other direct commission expenses.”

The requested disclosure has been made under “Program Commission Income/Expenses” in Note 2 to the interim unaudited consolidated financial statements.

Assumed Commission Expense, page F-18

6.                                      Please refer to prior comment 10.  We continue to believe that the description of your accounting policy for ceding commissions paid in connection with reinsurance assumed could be improved, particularly the related future “upward and downward adjustments depending on the loss ratio.” Please describe more specifically the key terms of such loss experience adjustments to ceding commissions and your planned accounting for such adjustments.  Also, explain how you considered these loss-sharing provisions in your determination that risk transfer had occurred under these reinsurance arrangements.

The Company has revised its description of the accounting policy with respect to assumed commission expense set forth in Note 2 to the interim unaudited consolidated financial statements to clarify that the Company records adjustments to assumed commission expense in the period in which changes in the estimated loss ratio are determined.  Further, the Company supplementally advises the Staff that the Company has, and will continue to consider loss limiting features (including loss dependent ceding commissions) in its assessment of risk transfer, together with an actuarial assessment of whether there is a reasonable possibility of a significant loss, other than in cases where the exemption offered by paragraph 11 of FAS 113 may apply.

Note 17-Subsequent Event, page F-33

7.                                      Please expand your disclosure to include discussion of the stock purchase agreement with Tower entered into on November 13, 2006 in connection with its planned acquisition of Preserver.

The requested disclosure has been made.

If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971.  The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom

Roslyn Tom

cc:	Michael H. Lee
Joel S. Weiner
Roger Brown, Esq.
(CastlePoint Holdings, Ltd.)